October 7, 2008

VIA EDGAR AND FACSIMILE

Mr. Kevin Woody
Finance Division of Corporation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re: Elbit Imaging Ltd.
File No.000-28996
Form 20-F for the Fiscal Year Ended December 31, 2007

Dear Mr. Woody:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 9, 2008, regarding the Annual Report on Form 20-F of Elbit Imaging Ltd. (the “Company” or “we”), filed with the Commission on June 30, 2008, as amended on July 2, 2008 (the “Form 20-F”).

For reference purposes, the Staff’s comments have been reproduced herein, each followed by the Company’s response.

Form 20-F for the year ended December 31, 2007

Item 4. Information of the Company

B. Business Overview

Shopping and Entertainment Centers, page 29

1.
We refer to the tables listing the company’s shopping and entertainment centers, mixed-use projects, and other real estate projects on pages 32, 37 and 41, respectively. In future filings please include as a column to these tables or in the narrative following the tables the estimated cost of completion of each project and the percentage of the project pre-leased, as applicable.

Response

We believe that providing information in our Form 20-F regarding the estimated cost of completion of each project and the percentage of each project pre-leased, on a project by project basis, might, in certain circumstances, harm our business and operations. As detailed in our Form 20-F, our business strategy for our trading property and mixed-use projects is to develop and build the property, and when prevailing market and economic conditions are favorable, to pre-sell it to third parties prior to, or shortly after, commencement of construction. Providing such information on a project-by-project basis might, therefore, provide potential buyers of our trading property and mixed-use projects with sensitive commercial information regarding the ultimate cost of properties we intend to sell and the profit we expect to generate from such sales. However, in light of the Staff’s comment on this matter, we propose to include in our future filings the estimated cost of completion and the percentage of the projects that are pre-leased on an aggregate basis, by country. We believe that disclosing such information in an aggregate manner will provide investors with the information they need to assess our trading property and mixed-use business, while enabling us to avoid significant harm to such business.

Hotels, page 44

2.	We refer to the table of operating hotels on page 45. In future filings, please include revenue per available room (RevPAR) and average daily room rate for each hotel property.

Response

We believe that providing the average room rate and RevPar for each of our hotels might harm our business in this segment, since these figures provides potential customers (mainly corporate and organized customers who have long term agreements with our hotels and therefore have special rates) with sensitive commercial information, which can limit our ability to negotiate favorable terms. However, in light of the Staff’s comment on this matter, we propose to include in our future filings information regarding our average room rate and RevPar for our hotel segment taken as a whole. We believe that disclosing such information by segment will provide investors with the information they need to assess our hotel business, while enabling us to avoid significant harm to such business.

Item 5. Operating and Financial Review and Prospects

Liquidity, page 72

3.
Please include in future filings a statement by the company that, in its opinion, the company’s working capital is sufficient for its present requirement, or, if not, how the company proposes to provide the additional working capital needed. We refer you to Item 5.B.1(a) of Form 20-F.

Response

The Company will comply with this comment in its future filings.

4.	Please revise to update in future filings the address of the SEC’s public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

Response

The Company will include the aforementioned address in its future filings.

Financial Statements

Note 2 - Significant Accounting Policies

AI. Critical Judgment in applying policies and use of estimates

a. Use of Estimates

(vi)      Valuation of debentures and the derivative associated to it

5.
   We note your disclosure that the valuation of the PC debentures is done by relying on third party professional services. To the extent that you have relied solely upon the work of experts to provide you with a valuation for PC’s debentures please name the expert and provide a consent from the expert in an amended filing as your filing on form 20-F is incorporated by reference into your filing on Form S-8. Additionally, please apply this comment to your reliance on experts for the valuation of the group’s investment property as disclosed on page F-65 and to your reliance on experts for the valuation of liabilities to be incurred for cash-in rights in compensating board members as disclosed on pages F-117 and F-118.

Response

The Company will amend its  Form 20-F to include consent letters from all experts upon which the Company relied in the preparation of its consolidated financial statements for the year ended December 31, 2007 and 2006.

Note 25 - Business and Geographic Segments, pages F-119 to F-121

6.	Please tell us how you have met the disclosure requirements of paragraph 32 of IFRS 8 related to information about products and services.

Response

As mentioned in Note 2 AJ (2) to our consolidated financial statements, the Company has not yet implemented the provisions of IFRS 8 “Operating Segments”, since it applies to annual reporting commencing January 1, 2009. Operating segment disclosures for the consolidated financial statements as of the year ended December 31, 2007 were, therefore, included in accordance with the provisions of IAS 14 “Segment Reporting”.

Exhibits 12.1 and 12.2

7.
We note that you have made modifications to the exact form of the required certification including the replacement of the word “registrant” with “Company” in multiple places within the certification. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Response

The Company will comply with this comment in its future filings by changing all “Company” references to “registrant” in Exhibits 12.1 and 12.2. Please note, however, that the Company copied verbatim the form of certification set forth in Form 20-F’s Instruction No. 12 as to Exhibits, which, as opposed to the form set forth in Regulation S-K, uses “company” in place of “registrant”.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6024 or our Chief Controller, Doron Moshe at +972-3-608-6045.

We thank you in advance for your assistance.

Sincerely,

/s/ Dudi Machluf
Dudi Machluf
Chief Financial Officer

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